Exhibit (g)(iii)

2nd AMENDMENT TO CUSTODIAN AGREEMENT

THIS AMENDMENT is made as of September 30, 2020, by and between THE SELECT SECTOR SPDR TRUST, a Massachusetts business trust (the “Fund”) and STATE STREET BANK AND TRUST COMPANY, a Massachusetts trust company (the “Custodian”).

RECITALS

A. The Fund and the Custodian are parties to that certain Custodian Agreement dated as of December 1, 1998, as amended, (the “Agreement”) pursuant to which the Custodian was appointed custodian of the Fund’s assets;

B. The Fund and the Custodian wish to amend the terms of the Agreement as set forth herein; and

C. All capitalized terms used herein and not otherwise defined herein shall have the meanings ascribed to them in the Agreement.

NOW, THEREFORE, in consideration of the covenants and agreements set forth herein, and other good and valuable consideration, the receipt and sufficiency of which is hereby jointly and severally acknowledged, the parties hereto agree as follows:

1. Section 12 of the Agreement is hereby amended to add the following underlined language to the end of its third paragraph; the other provisions in Section 12 remain unchanged:

Section 12. Responsibility of the Custodian

…

If the Trust on behalf of the Fund requires the Custodian, its affiliates, subsidiaries or agents, to advance cash or securities for any purpose (including but not limited to security settlements, assumed settlements, and only to the extent that the Fund is permitted to enter into foreign exchange transactions, foreign exchange contracts), or in the event that the Custodian or its nominee shall incur or be assessed any taxes, charges, expenses, assessments, claims or liabilities in connection with the performance of this Agreement, except such as may arise from its or its nominee’s own negligent action, negligent failure to act or willful misconduct, or if the Trust fails to compensate the Custodian pursuant to Section 11 hereof, any property at any time held for the account of the Fund shall be security therefor and should the Trustee fail to repay the Custodian promptly, the Custodian shall be entitled to utilize available cash and to dispose of the Fund’s assets to the extent necessary to obtain reimbursement, provided, however, that to the extent the grant or exercise of any right under this Section 12 would constitute a violation of the 1940 Act or the rules promulgated thereunder such right shall be null and void, unless an exemptive order has been obtained from or no-action relief provided by the Securities and Exchange Commission.

In no event shall the Custodian be liable for indirect, special or consequential damages.

2. No Other Modifications. Except to the extent amended hereby, the terms of the Agreement shall remain unchanged and unaffected hereby and shall remain in full force and effect to the extent of, and in accordance with, its terms.

3. Governing Law. This Amendment shall be governed by, subject to and construed under the laws of the Commonwealth of Massachusetts without regard to the conflict of laws provisions thereof.

Counterparts. This Amendment may be signed in counterparts, which shall together with the Agreement constitute the original Agreement.

IN WITNESS WHEREOF, the parties hereto have caused to be duly executed this Amendment as of the day and year written above.

THE SELECT SECTOR SPDR TRUST

By: /s/ Ellen M. Needham

Name (printed): Ellen Needham

Title: President

STATE STREET BANK AND TRUST COMPANY

By: /s/Andrew Erickson

Name (printed): Andrew Erickson

Title: Executive Vice President